SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
Tile Shop Holdings, Inc.
(Name of the Issuer and Name of Person Filing Statement)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
88677Q109
(CUSIP Number of Class of Securities)
Cabell H. Lolmaugh
President and Chief Executive Officer
Tile Shop Holdings, Inc.
14000 Carlson Parkway, Plymouth
Minnesota 55441
(763) 852-2950
(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications on Behalf of Persons Filing Statement)
Copies to:
David E. Danovitch, Esq.
Angela Gomes, Esq.
Sullivan & Worcester LLP
1251 Avenue of the Americas
New York, NY 10020
(212) 660-3000
This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒
Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

RULE 13e-3 TRANSACTION STATEMENT
INTRODUCTION
This Amendment No. 1 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Amendment No. 1”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Tile Shop Holdings, Inc., a Delaware corporation (the “Company”). to amend and supplement the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Original Schedule 13E-3”) filed with the SEC on October 6, 2025, by the Company to make certain updates to the Original Schedule 13E-3 (the Original Schedule 13E-3 as so amended and supplement, this “Schedule 13E-3”).
The Company proposes to hold a special meeting of its stockholders to consider, among other matters, an amendment to the Company’s certificate of incorporation, as amended (the “Certificate of Incorporation”), to effect a reverse stock split of the Company’s common stock, par value $0.0001 per share (the “common stock”), at a ratio not less than 1-for-2,000 and not greater than 1-for-4,000 (the “Reverse Stock Split”), followed immediately by a forward stock split of the common stock at the same ratio but inverse (i.e., if the Reverse Stock Split were 1-for-2,000, then the Forward Stock Split would be 2,000-for-1) (the “Forward Stock Split,” and together with the Reverse Stock Split, the “Stock Split”). As a result of the Reverse Stock Split, each share of common stock held by a stockholder of record owning immediately prior to the effective time fewer than the minimum number of shares, which, depending on the Stock Split ratio chosen by the Board of Directors of the Company (the “Board”), would be between 2,000 and 4,000 shares (the “Minimum Number”), would be converted into the right to receive $6.60 in cash, without interest (the “Cash Payment”), and such stockholders would no longer be stockholders of the Company. Stockholders owning a number of shares of common stock equal to or greater than the Minimum Number immediately prior to the effective time of the Reverse Stock Split (the “Continuing Stockholders”) would not be entitled to receive any cash for their fractional share interests resulting from the Reverse Stock Split, if any. The Forward Stock Split, which would immediately follow the Reverse Stock Split, would reconvert whole shares and fractional share interests held by the Continuing Stockholders back into the same number of shares of the common stock held by such Continuing Stockholders immediately prior to the effective time. As a result of the Forward Stock Split, the total number of shares of common stock held by a Continuing Stockholder would not change as a result of the Stock Split.
The primary purpose of the Reverse Stock Split is to enable the Company to reduce to and maintain the number of its record holders of common stock below 300. The Reverse Stock Split is being undertaken as part of the Company’s plan to delist the common stock from the Nasdaq Capital Market, terminate the registration of the common stock under the Exchange Act and suspend the Company’s duty to file periodic reports and other information with the SEC under Section 13(a) thereunder.
This Amendment No. 1 is being filed with the SEC concurrently with the filing of the Company’s definitive proxy statement on Schedule 14A (the “Proxy Statement”) pursuant to Regulation 14A under the Exchange Act. The information contained in the Proxy Statement, including all annexes thereto, is expressly incorporated herein by reference and the responses to each item of this Schedule 13E-3 are qualified in their entirety by reference to the information contained in the Proxy Statement. Capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in the Proxy Statement.
Item 1.	Summary Term Sheet
The information set forth in the Proxy Statement under the caption “SUMMARY TERM SHEET” is incorporated herein by reference.
Item 2.	Subject Company Information
(a) Name and Address. The name of the subject company is Tile Shop Holdings, Inc., a Delaware corporation. The Company’s principal executive offices are located at 14000 Carlson Parkway, Plymouth, Minnesota 55441. The Company’s telephone number is (763) 852-2950.
(b) Securities. The subject class of equity securities to which this Schedule 13E-3 relates is the Company’s common stock, $0.0001 par value per share, of which 44,715,001 shares were outstanding as of November 4, 2025.
(c) Trading Market and Price. The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY — Market Price of Common Stock” is incorporated herein by reference.

(d) Dividends. The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY — Dividends” is incorporated herein by reference.
(e) Prior Public Offerings. The Company has not made an underwritten public offering of its common stock for cash during the three years preceding the date of the filing of this Schedule 13E-3.
(f) Prior Stock Purchases.
During the third fiscal quarter of 2025, the Company repurchased 46,434 shares of common stock pursuant to the terms of the underlying restricted stock agreements, as allowed by the 2021 Omnibus Equity Compensation Plan. The Company did not pay anything to repurchase these shares. These repurchases were not part of a publicly announced plan or program.
During the second fiscal quarter of 2025, the Company repurchased 39,290 shares of common stock pursuant to the terms of the underlying restricted stock agreements, as allowed by the 2021 Omnibus Equity Compensation Plan. On average the Company paid $0.43 per share to repurchase these shares, with the prices ranging from $0.00 to $6.26 per share. These repurchases were not part of a publicly announced plan or program.
During the first fiscal quarter of 2025, the Company repurchased 266,509 shares of common stock pursuant to the terms of the underlying restricted stock agreements, as allowed by the 2021 Omnibus Equity Compensation Plan. On average the Company paid $1.00 per share to repurchase these shares, with the prices ranging from $0.00 to $7.07 per share. These repurchases were not part of a publicly announced plan or program.
During the fourth fiscal quarter of 2024, the Company repurchased 3,269 shares of common stock pursuant to the terms of the underlying restricted stock agreements, as allowed by the 2021 Omnibus Equity Compensation Plan. On average the Company paid $6.71 per share to repurchase these shares, with the prices ranging from $6.68 to $6.84 per share. These repurchases were not part of a publicly announced plan or program.
During the third fiscal quarter of 2024, the Company repurchased 2,490 shares of common stock pursuant to the terms of the underlying restricted stock agreements, as allowed by the 2021 Omnibus Equity Compensation Plan. The Company paid $7.05 per share to repurchase these shares. These repurchases were not part of a publicly announced plan or program.
During the second fiscal quarter of 2024, the Company repurchased 68,620 shares of common stock pursuant to the terms of the underlying restricted stock agreements, as allowed by the 2021 Omnibus Equity Compensation Plan. On average the Company paid $0.12 per share to repurchase these shares, with the prices ranging from $0.00 to $6.67 per share. These repurchases were not part of a publicly announced plan or program.
During the first fiscal quarter of 2024, the Company repurchased 276,395 shares of common stock pursuant to the terms of the underlying restricted stock agreements, as allowed by the 2012 Omnibus Award Plan and the 2021 Omnibus Equity Compensation Plan. On average the Company paid $1.64 per share to repurchase these shares, with the prices ranging from $0.00 to $6.82 per share. These repurchases were not part of a publicly announced plan or program.
During the fourth fiscal quarter of 2023, the Company repurchased 48,975 shares of common stock pursuant to the terms of the underlying restricted stock agreements, as allowed by the 2012 Omnibus Award Plan and the 2021 Omnibus Equity Compensation Plan. On average the Company paid $0.83 per share to repurchase these shares, with the prices ranging from $0.00 to $6.83 per share. These repurchases were not part of a publicly announced plan or program.
The Company has not otherwise purchased any subject securities during the two years preceding the date of the filing of this Schedule 13E-3.

Item 3.	Identity and Background of Filing Person
(a) Name and Address. The filing person, the Company, is also the subject company, with its address and telephone number provided in Item 2(a) above. The name of each director and executive officer is set forth below.

Name	Position
Mark J. Bonney	Director
Mark B. Davis	Senior Vice President, Chief Financial Officer and Secretary
Deborah K. Glasser	Director
Peter J. Jacullo III	Director
Peter H. Kamin	Director, Chairman of the Board
Joseph Kinder	Senior Vice President, Chief Merchant Officer
Cabell H. Lolmaugh	Director, Chief Executive Officer and President
Linda Solheid	Director

The address of each director and executive officer of the Company is c/o Tile Shop Holdings, Inc., 14000 Carlson Parkway, Plymouth, Minnesota 55441.
(b) Business and Background of Entities. Not applicable.
(c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY — Directors and Executive Officers” is incorporated herein by reference.
To the Company’s knowledge, none of the Company’s directors or executive officers have been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
Each of the Company’s directors and executive officers is a citizen of the United States.
Item 4.	Terms of the Transaction
(a) Material Terms. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET” and “SPECIAL FACTORS RELATING TO THE TRANSACTION” is incorporated herein by reference.
(c) Different Terms. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — The Transaction,” “— Effects of the Transaction,” “— Fairness of the Transaction,” “— Treatment of Beneficial Holders (Stockholders Holding Shares in “Street Name”),” and “— Material U.S. Federal Income Tax Consequences;” and SPECIAL FACTORS RELATING TO THE TRANSACTION — Effects of the Transaction,” “— Fairness of the Transaction,” and “— Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.
(d) Appraisal Rights. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — No Appraisal or Dissenters’ Rights;” and “SPECIAL FACTORS RELATING TO THE TRANSACTION — No Appraisal or Dissenters’ Rights” is incorporated herein by reference.
(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under “SPECIAL FACTORS RELATING TO THE TRANSACTION — Fairness of the Transaction” is incorporated herein by reference.
(f) Eligibility for Listing or Trading. Not applicable.
Item 5.	Past Contracts, Transactions, Negotiations and Agreements
(a) Transactions. Not applicable.
(b) Significant Corporate Events. Not applicable.
(c) Negotiations or Contacts. Not applicable.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Potential Conflicts of Interests of Officers, Directors, and Certain Affiliated Persons,” and “— Vote Required for Approval of the Reverse Stock Split Proposal at the Special Meeting;” and “SPECIAL FACTORS RELATING TO THE TRANSACTION — Potential Conflicts of Interests of Officers, Directors, and Certain Affiliated Persons,” “and “— Stockholder Approval” is incorporated herein by reference.
Item 6.	Purposes of the Transaction and Plans or Proposals
(b) Use of Securities Acquired. The information set forth in the Proxy Statement under “SPECIAL FACTORS RELATING TO THE TRANSACTION — Effective Date” is incorporated herein by reference.
(c) Plans. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Purpose of and Reasons for the Transaction,” “— Effects of the Transaction;” and “SPECIAL FACTORS RELATING TO THE TRANSACTION — Purpose of and Reasons for the Transaction,” “— Background of the Transaction,” “— Effects of the Transaction,” “— Nasdaq Capital Market Listing; OTC Pink Limited Market,” and “— Fairness of the Transaction,” is incorporated herein by reference.
Item 7.	Purposes, Alternatives, Reasons and Effects
(a) Purposes. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Purpose of and Reasons for the Transaction;” and “SPECIAL FACTORS RELATING TO THE TRANSACTION — Purpose of and Reasons for the Transaction” and “— Background of the Transaction” is incorporated herein by reference.
(b) Alternatives. The information set forth in the Proxy Statement under “SPECIAL FACTORS RELATING TO THE TRANSACTION — Background of the Transaction,” and “— Alternatives to the Transaction” is incorporated herein by reference.
(c) Reasons. The information set forth in the Proxy Statement under SUMMARY TERM SHEET — Purpose of and Reasons for the Transaction;” and “SPECIAL FACTORS RELATING TO THE TRANSACTION — Purpose of and Reasons for the Transaction,” “— Background of the Transaction,” “— Alternatives to the Transaction,” and “— Fairness of the Transaction” is incorporated herein by reference.
(d) Effects. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — The Transaction,” “— Effects of the Transaction,” and “— Material U.S. Federal Income Tax Consequences;” and “SPECIAL FACTORS RELATING TO THE TRANSACTION — Purpose of and Reasons for the Transaction,” “— Effects of the Transaction,” “— Nasdaq Capital Market Listing; OTC Pink Limited Market,” and “— Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.
Item 8.	Fairness of the Transaction
(a) Fairness. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Transaction Committee and Board Recommendations of the Transaction,” and “— Fairness of the Transaction;” and “SPECIAL FACTORS RELATING TO THE TRANSACTION — Background of the Transaction,” and “— Fairness of the Transaction” is incorporated herein by reference.
(b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Purpose of and Reasons for the Transaction,” “— Transaction Committee and Board Recommendations of the Transaction,” “— Reservation of Rights,” and “— Fairness of the Transaction;” and “SPECIAL FACTORS RELATING TO THE TRANSACTION — Purpose of and Reasons for the Transaction,” “— Background of the Transaction,” “— Alternatives to the Transaction,” “— Fairness of the Transaction,” and “— Fairness Opinion of Financial Advisor” is incorporated herein by reference.
(c) Approval of Security Holders. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Potential Conflicts of Interest of Officers, Directors, and Certain Affiliated Persons,” and “— Vote Required for Approval of the Reverse Stock Split Proposal at the Special Meeting;” and “SPECIAL FACTORS RELATING TO THE TRANSACTION — Fairness of the Transaction,” “— Potential Conflicts of Interests of Officers, Directors, and Certain Affiliated Persons,” and “— Stockholder Approval” is incorporated herein by reference.

(d) Unaffiliated Representatives. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Fairness of the Transaction;” and “SPECIAL FACTORS RELATING TO THE TRANSACTION — Background of the Transaction,” “— Fairness of the Transaction,” and “— Fairness Opinion of Financial Advisor” is incorporated herein by reference.
(e) Approval of Directors. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Transaction Committee and Board Recommendations of the Transaction,” and “— Fairness of the Transaction;” and “SPECIAL FACTORS RELATING TO THE TRANSACTION — Background of the Transaction,” and “— Fairness of the Transaction” is incorporated herein by reference.
(f) Other Offers. None.
Item 9.	Reports, Opinions, Appraisals and Negotiations
(a) Report, Opinion or Appraisal. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Transaction Committee and Board Recommendations of the Transaction” and “— Fairness of the Transaction;” and “SPECIAL FACTORS RELATING TO THE TRANSACTION — Background of the Transaction,” “— Fairness of the Transaction,” and “— Fairness Opinion of Financial Advisor” is incorporated herein by reference.
(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Transaction Committee and Board Recommendations of the Transaction” and “— Fairness of the Transaction;” and “SPECIAL FACTORS RELATING TO THE TRANSACTION — Background of the Transaction,” “— Fairness of the Transaction,” and “— Fairness Opinion of Financial Advisor” is incorporated herein by reference.
(c) Availability of Documents. The full text of the fairness opinion of GuideCap Partners LLC (“GCP”) dated October 3, 2025, is attached as Annex C to the Proxy Statement. The fairness opinion of GCP and the Discussion Materials to the Independent Transaction Committee of the Board of Directors of the Company dated September 11, 2025 and October 3, 2025, are each available for inspection and copying at the Company’s principal executive offices, 14000 Carlson Parkway, Plymouth, Minnesota 55441 during its regular business hours by any interested equity security holder of the Company or representative who has been so designated in writing.
Item 10.	Source and Amounts of Funds or Other Consideration
(a) Source of Funds. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Financing for the Stock Split;” and “SPECIAL FACTORS RELATING TO THE TRANSACTION — Effects of the Transaction” and “— Source of Funds and Expenses” is incorporated herein by reference.
(b) Conditions. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Financing for the Stock Split;” and “SPECIAL FACTORS RELATING TO THE TRANSACTION — Effects of the Transaction” and “— Source of Funds and Expenses” is incorporated herein by reference.
(c) Expenses. The information set forth in the Proxy Statement under “SPECIAL FACTORS RELATING TO THE TRANSACTION — Source of Funds and Expenses” is incorporated herein by reference.
(d) Borrowed Funds. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Financing for the Stock Split;” and “SPECIAL FACTORS RELATING TO THE TRANSACTION — Source of Funds and Expenses” is incorporated herein by reference.
Item 11.	Interest in Securities of the Subject Company
(a) Securities Ownership. The information set forth in the Proxy Statement under “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is incorporated herein by reference.
(b) Securities Transactions. None.
Item 12.	The Solicitation or Recommendation
(d) Intent to Tender or Vote in a Going Private Transaction. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Effects of the Transaction,” “—Potential Conflicts of Interests of Officers, Directors, and Certain Affiliated Persons,” and “— Vote Required for Approval of the Reverse Stock Split Proposal

at the Special Meeting;” “SPECIAL FACTORS RELATING TO THE TRANSACTION — Effects of the Transaction,” “— Potential Conflicts of Interests of Officers, Directors, and Certain Affiliated Persons,” and “— Stockholder Approval” is incorporated herein by reference.
(e) Recommendation of Others. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Potential Conflicts of Interests of Officers, Directors, and Certain Affiliated Persons,” and “— Vote Required for Approval of the Reverse Stock Split Proposal at the Special Meeting;” and “SPECIAL FACTORS RELATING TO THE TRANSACTION — Background of the Transaction,” and “— Fairness of the Transaction” is incorporated herein by reference.
Item 13.	Financial Statements
(a) Financial Information. The audited financial statements of the Company for the years ended December 31, 2024 and December 31, 2023 appearing in the Annual Report on Form 10- K for the fiscal year ended December 31, 2024 (filed with the SEC on February 27, 2025) are incorporated herein by reference. The interim financial statements of the Company for the three months ended March 31, 2025 appearing in the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2025 (filed with the SEC on May 8, 2025) and the interim financial statements of the Company for the three and six months ended June 30, 2025 appearing in the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2025 (filed with the SEC on August 7, 2025); and the interim financial statements of the Company for the three and nine months ended September 30, 2025 appearing in the Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2025 (filed with the SEC on November 4, 2025), are each incorporated herein by reference. Information may be inspected at and copies of these filings obtained from our website at https://investors.tileshop.com/.
(b) Pro forma Information. Not applicable.
(c) Summary Information. The information set forth in the Proxy Statement under “FINANCIAL INFORMATION — Financial Information” is incorporated herein by reference.
Item 14.	Persons/Assets, Retained, Employed, Compensated or Used
(a) Solicitations or Recommendations. The information set forth in the Proxy Statement under “ABOUT THE SPECIAL MEETING” is incorporated herein by reference.
(b) Employees and Corporate Assets. The information set forth in the Proxy Statement under “ABOUT THE SPECIAL MEETING” is incorporated herein by reference.
Item 15.	Additional Information
(b) Not applicable.
(c) Other Material Information. The information contained in the Proxy Statement, including all appendices attached thereto, is incorporated herein by reference.
Item 16.	Exhibits

(a)(i)	Notice of Meeting and Definitive Proxy Statement of the Company (incorporated herein by reference to the Company’s Schedule 14A filed with the SEC on November 5, 2025).
(a)(ii)
Audited Annual financial statements for the years ended December 31, 2024 and December 31, 2023 of Tile Shop Holdings, Inc. appearing in the Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (filed with the SEC on February 27, 2025 and incorporated herein by reference).

(a)(iii)
Unaudited Interim financial statements for the three months ended March 31, 2025 of Tile Shop Holdings, Inc. appearing in the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2025 (filed with the SEC on May 8, 2025 and incorporated herein by reference).

(a)(iv)
Unaudited Interim financial statements for the three and six months ended June 30, 2025 of Tile Shop Holdings, Inc. appearing in the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2025 (filed with the SEC on August 7, 2025 and incorporated herein by reference).

(a)(v)
Unaudited Interim financial statements for the three and nine months ended September 30, 2025 of Tile Shop Holdings, Inc. appearing in the Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2025 (filed with the SEC on November 4, 2025 and incorporated herein by reference).

(a)(vi)	Press Release issued by the Company, dated October 6, 2025 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with SEC on October 6, 2025 and incorporated herein by reference).
(b)
Credit Agreement, dated as of September 30, 2022, by and among The Tile Shop, LLC, as borrower and loan party, Tile Shop Holdings, Inc., Tile Shop Lending, Inc., and The Tile Shop of Michigan, LLC, as guarantors and loan parties, each lender from time to time party thereto, and JPMorgan Chase Bank, N.A., as administrative agent, sole bookrunner and sole lead arranger (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with SEC on September 30, 2022 and incorporated herein by reference).

(c)(i)	Opinion of GCP, dated October 3, 2025 (incorporated herein by reference to Annex C of the Company’s Schedule 14A filed with the SEC on October 6, 2025).
(c)(ii)
Discussion Materials, dated September 11, 2025 of GCP to the Independent Transaction Committee of the Board of Directors of the Company (previously filed as Exhibit (c)(ii) to the Schedule 13E-3 filed on October 6, 2025).

(c)(iii)
Discussion Materials, dated October 3, 2025 of GCP to the Independent Transaction Committee of the Board of Directors of the Company (previously filed as Exhibit (c)(iii) to the Schedule 13E-3 filed on October 6, 2025).

(d)	Not applicable.
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table (previously filed as Exhibit 107 to the Schedule 13E-3 filed on October 6, 2025).

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

TILE SHOP HOLDINGS, INC.

By:	/s/ Cabell H. Lolmaugh
Name:	Cabell H. Lolmaugh
Title:	President and Chief Executive Officer

Dated:	November 5, 2025